Exhibit 22.1

Name*	State or Other Jurisdiction of Incorporation or Organization
Applica Mexico Holdings, Inc.	Delaware
Alaska Merger Acquisition Corp.	Delaware
Empower Brands, LLC** (f/k/a HPC Brands, LLC)	Delaware
Empower Brands Group, LLC**	Delaware
Empower Brands Holdings, Inc.	Delaware
Glofish LLC**	Delaware
ROV Holding, Inc.	Delaware
ROV International Holdings, LLC**	Delaware
Salix Animal Health, LLC**	Delaware
SB/RH Holdings, LLC**	Delaware
Schultz Company	Missouri
Shaser, LLC** (f/k/a Shaser, Inc.)	Delaware
Spectrum Brands Holdings, Inc.	Delaware
Spectrum Brands Pet Group Inc.	Delaware
Spectrum Brands Pet LLC**	New York
United Industries Corporation	Delaware
*The address of each additional registrant’s principal executive office is c/o Spectrum Brands, Inc., 3001 Deming Way, Middleton, Wisconsin 53562, (608) 275-3340.
**Single member LLC disregarded for U.S. tax purposes.